Exhibit 99.2

Media release

Rio Tinto proposes to appoint KPMG as external auditor from 2020

12 June 2018

Rio Tinto has completed a competitive tender process for the appointment of a new external auditor. Subject to shareholder approval, KPMG will be appointed from the financial year beginning 1 January 2020.

Shareholder approval to confirm the appointment of KPMG will be sought at Rio Tinto’s annual general meetings in 2020. PwC remains Rio Tinto’s external auditor, and will undertake the audit of Rio Tinto for the 2019 financial year, subject to reappointment by shareholders at the 2019 annual general meetings.

Ann Godbehere, Chairman of the Audit Committee, said: “On behalf of the Rio Tinto board, I’d like to thank PwC for their diligence and dedication over the years. We now look forward to working with KPMG.”

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